

Mail Stop 3561

September 27, 2016

Daniel Yong Zhang
Chief Executive Officer
Alibaba Group Holding Limited
26/F Tower One, Times Square
1 Matheson Street
Causeway Bay, Hong Kong

     Re: Alibaba Group Holding Limited
              Form 20-F for the Fiscal Year Ended March 31, 2016
              Filed May 24, 2016
              File No. 1-36614

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

4. Significant equity transactions, restructuring transactions, mergers and acquisitions and equity investments

(c) Acquisition of Alibaba Health Information Technology Limited ("Alibaba Health"), page F-40

1. We note that you began consolidating Alibaba Health during fiscal 2015 when Yunfeng Capital agreed to irrevocably give up its separate voting rights with respect to its indirect interest in Alibaba Health for no consideration. Please address the following comments related to your investment in Alibaba Health:

- Explain to us why you invested in Alibaba Health through a special purpose entity ("SPE") as opposed to making a direct investment.

- Explain to us in sufficient detail your Alibaba Health consolidation policy. In doing so, explain in sufficient detail whether you, through the SPE, consolidate Alibaba Health under a variable interest model or a voting interest model and how you assessed control.

- Similarly, explain to us in sufficient detail your consolidation policy for the SPE that holds your investment in Alibaba Health. In doing so, explain in sufficient detail whether you consolidate the SPE under a variable interest model or a voting interest model and how you assessed control. Clarify if the SPE holds any material interests outside of its Alibaba Health investment and when you began consolidating the SPE.

- Clarify why Yunfeng Capital relinquished its voting rights for no consideration.

- Tell us the number of Alibaba Health shares you originally purchased in April 2014 and the total consideration paid for such shares. Also tell us the number of shares owned and the fair value of those shares on the July 2015 consolidation date.

14. Investment in equity investees, page F-72

2. We note that you do not present summarized financial information of your equity method investments on a combined basis under Rule 4-08(g) of Regulation S-X. Please provide us with your significance calculations, on an aggregated basis, under Rule 1-02(w) of Regulation S-X.

Form 6-K filed August 11, 2016

3. We note your references to "Core commerce earnings before interest, tax and amortization" and "Non-GAAP diluted EPS" on page 1 of your earnings release. Consistent with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016, please ensure that you do not give greater prominence to non-GAAP measures than to the most directly comparable GAAP measures. Please review this guidance when preparing your next filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products